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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Fagan, Richard J.		InterDigital Communications Corporation (IDCC)
	781 Third Avenue	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			November 27, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	King of Prussia, PA 19406 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President and Chief Financial Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		11/27/02				S			2,500	D	$19.01				D

	Common Stock		11/27/02				S			2,600	D	$19.02				D

	Common Stock		11/27/02				S			1,400	D	$19.03				D

	Common Stock		11/27/02				S			3,000	D	$19.06				D

	Common Stock		11/27/02				S			1,500	D	$19.07				D

	Common Stock		11/27/02				S			820	D	$19.08		24,379		D

	Common Stock							V						305(1)		I		By 401(k) Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option (Right-to-Buy)		$5.19		11/27/02				M				4,720

	Option (Right-to-Buy)		$5.25		11/27/02				M				800

	Option (Right-to-Buy)		$5.41		11/27/02				M				3,200

	Option (Right-to-Buy)		$5.38		11/27/02				M				4,100

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	12/26/10		Common Stock	4,720				3,000		D

	(3)	12/27/10		Common Stock	800				0		D

	(4)	12/29/10		Common Stock	3,200				0		D

	(5)	01/02/11		Common Stock	4,100				0		D

Explanation of Responses:

(1) Between July 1, 2001 and September 30, 2002, the Reporting Person acquired 305 shares of Common Stock pursuant to the InterDigital Communications Corporation Savings and Protection Plan. This information is based on the most recently published plan statement dated September 30, 2002.

(2) Part of a grant of 7,720 options, for which full vesting occurred on the date of grant, December 26, 2000.

(3) Full vesting occurred on the date of grant, December 27, 2000.

(4) Full vesting occurred on the date of grant, December 29, 2000.

(5) Full vesting occurred on the date of grant, January 2, 2001.

/s/ Rebecca Bridgeford Opher, Attorney-in-Fact for Richard J. Fagan	December 2, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.